Filed Pursuant To Rule 433

Registration No. 333-254134

January 16, 2024

WisdomTree Bitcoin Fund Press Coverage - Full Text

Bloomberg (Broadcast)

Transcript

DANI BURGER, BLOOMBERG: Chris, thanks so much for joining us. Congratulations to you and the team for making this. One of the things we're trying to understand is what this means for Bitcoin as a whole. Is the approval for you just a revolution in the ease of people owning Bitcoin, or is it a change, a step change in the core proposition of Bitcoin?

CHRIS GANNATTI, WISDOMTREE: So what we think and we're very excited to be here today and to be part of this first wave of initial spot launches in the US at Wisdom Tree – you look at it and you say anything that increases the investor base, increases the number of users, makes it easier for people of all types, whether from the smallest investors to the largest institutions to buy in, this is going to be a net positive. And it's interesting that you see various developments at the country level. I know El Salvador a few years ago, Argentina was making noise earlier this year, so you've kind of got two sides of it: you've got the investment side, and then you've got certain countries around the world who really benefit from something like Bitcoin and the use cases it brings.

MANUS CRANNY, BLOOMBERG: Christopher, good morning, it’s Manus in New York, everybody's trying to understand the grab from market share. You're right there, you're gonna compete with the other new entrants. There is a line that Blackrock is going to go for the jugular in terms of fees. You are going to offer 0.3%. For the first six months, they're gonna be waived on the first billion dollars. How robust will the fees be, do you think you'll be able to have that level 0.3% or is it going to be an aggressive commoditization of fees from the start?

CHRIS GANNATTI, WISDOMTREE: I mean, I think today we see aggressive commoditization of fees from the start, multiple providers waiving whatever fee they had in the books to zero. So the actual investors are essentially paying zero for whatever period of time and those periods of time can, of course, be variable. Maybe the waivers continue on you just don't know at this stage. But I think what's historic – and WisdomTree that it was competitive when we launched floating rate Treasury back in 2014 and the government had created that new asset class – but essentially that asset class was an exciting ETF launch that just went out into the ether because the interest rates were zero, it didn't matter yet.

This is something totally different, where you get the sense there's pent up demand. Clients want this, it's coming off incredibly strong returns and performance last year, and we'll have to see where the market goes.

DANI BURGER, BLOOMBERG: So Chris, though, how does one set themselves apart? How does WisdomTree, for example, get more assets than Ark which is essentially doing the same thing waiving the fee for the first six months – and then within Ark is even settling a lower fee structure of 21 basis points. How does WisdomTree stand out in the crowd?

CHRIS GANNATTI, WISDOMTREE: The big thing at WisdomTree is we've been in the game globally going all the way back prior to 2019. There's a robust product set in the European market, almost 500 million in assets if we look at it today. So you've got that global experience of speaking to investors, that leads you to be able to put together different types of research pieces, different types of ideas. You've obviously got to leverage what you can from the different relationships but I think you hit the nail on the head of an important point. In the sense that if we're all providing exposure to spot Bitcoin, the differences that you're able to bring to bear are going to be very slim provider to provider.

MANUS CRANNY, BLOOMBERG: There's a whole world for you to market to and to convert to put a portion of the wealth into the Bitcoin ETF – it certainly will give people more confidence because there was a regulator etc. – I'm just curious, to what extent will WisdomTree market to the savings and retirements market. I mean, Gemini hadn't had a line on this that 36.7 trillion of savings in retirement cash. Are you comfortable, are you going to market aggressively market and win market share from the retirement and savings community?

CHRIS GANNATTI, WISDOMTREE: This could be an initial step and listen to one of the things we do is we basically say if you use your data sources you put together a global market portfolio looking at all different types of assets, and you say how much would Bitcoin or digital assets represent if you basically said you got your real estate, your bonds or equities – and it's around 1%.

So then you basically step back and you say, could a large swath of all different types of investors, pensioners, retirement investors, all those different types now, there are still boxes to tick. It may not necessarily be an accessible vehicle and every retirement plan today, but this essentially regulatory approval, we think is the first step on that journey. And over time, a small percentage for a wide range of investors could be interesting.

DANI BURGER, BLOOMBERG: Chris, even though they got this approval, I mean, Gary Gensler is kind of doing the opposite of endorsing it. In his statement yesterday, he said that though we're merit neutral, I note that the underlying assets in metal ETPs have industrial uses while in contrast, Bitcoin is primarily a speculative, volatile asset that's used for illicit activity including ransomware money laundering, sanction, evasion and terrorist financing. Chris can I just get your reaction to that?

CHRIS GANNATTI, WISDOMTREE: It's a strong statement, for sure. And ultimately, I always slip back to the fact that everything as a society we have come up with has been used for both a positive and a negative. The US dollar is certainly used in its share of not so great types of transactions and in the different markets around the world, we think the Bitcoin use case is different. If you're in a market where you're doing a lot of Admittances the value that you can bring using something like this is a lot higher than if you're sitting say in the US as I am, and you're able to just send money to your family via Zelle because that's an interesting solution on the traditional means. So depending where you're sitting in the world, it could influence how you see the value proposition of something like Bitcoin.

MANUS CRANNY, BLOOMBERG: Let's be frank Gensler says he does not approve or endorse Bitcoin. This is going to be an uncomfortable, a continuing uncomfortable relationship with a regulator – he's going into battle with you.

CHRIS GANNATTI, WISDOMTREE: We're gonna do what we can to play within the rules of the game and follow the rules of the road but you're absolutely right. It's not the same endorsement as you might get for a vanilla equity or bond ETF.

CNBC

Bitcoin ETFs begin trading on U.S. exchanges

Jesse Pound, 1.11.24

Bitcoin exchange-traded funds saw big swings on their first day of trading on Thursday, mirroring a volatile day for crypto prices more broadly.

During midday trading, the Grayscale Bitcoin Trust (GBTC)

was up 1.3%, while the iShares Bitcoin Trust (IBIT) fell more than 4% after initially rising. Both funds saw millions of shares of trading volume within the first 10 minutes of the trading session.

Those two are among the first of as many as 11 funds that are expected to trade on Thursday.

The Grayscale fund is the biggest of the group, as it was converted from an over-the-counter trust that already had more than $28 billion in assets. The Hashdex fund is a strategy change from an existing bitcoin futures ETF, and SEC filings indicated that the change had not yet taken effect as of Thursday morning.

The moves for the funds came as bitcoin

saw volatile trading. The digital currency briefly hit the $49,000 mark Thursday morning before falling back below $47,000, for a gain of less than 1%, according to Coin Metrics. Bitcoin trades around the clock, so the first-day moves for the funds could be affected by the exact timing of their launch.

ETFs are an investment vehicle where investors buy shares that represent a claim on the fund’s underlying assets. Some of the most popular ETFs are equity index funds, though other funds in the category track bonds, derivatives products and commodities such as gold.

Financial advisors and institutional investors often use ETFs because of their liquidity and tax advantages compared to mutual funds. Asset managers are betting that bitcoin ETFs will bring new investors to crypto.

“This is actually what ETFs were made for — to take difficult, complex things and make it simple and compliant to trade. This will mainstream the asset class,” WisdomTree CEO Jonathan Steinberg said on CNBC’s “Money Movers.”

“This will allow a less technology-sophisticated investor to buy bitcoin in a way that they are very comfortable with,” Steinberg added.

Investors and financial advisors will be watching closely to see not only how the bitcoin ETFs perform, but also how well they track the price of bitcoin. Wide gaps between the price of a fund and the price of the underlying bitcoin that lasts for multiple days could be a sign of thin trading or structural issues with an ETF and scare off potential buyers, even if the fund is temporarily outperforming spot bitcoin.

Trading volume will also be a key metric for investors, as funds with more trading are seen as more efficient.

The success of the funds could also be affected by different price points. Several fund issuers cut their proposed fees just below launch, and many are offering temporary waivers that cut their management fee to 0% in the short run.

CNBC ‘Money Movers’

Bitcoin ETFs will ‘mainstream’ the asset class, says WisdomTree CEO

1.11.24

CARL QUINTANILLA, CNBC: WisdomTree uses among the lower fee options waving its 0.3% sponsor fee for the first billion dollars of the fund's assets for the first six months. Joining us this morning in a CNBC exclusive WisdomTree CEO and founder, Dr. Steinberg, John, it's great to have you back. historic day. Can you just help investors understand what's important to think about? On a day like this?

JONATHAN STEINBERG, WISDOMTREE: I do think this is an important milestone with the asset class. Like you said, 11 ETFs or ETPs coming to market on one day is actually historic for the ETF industry. You haven’t seen this kind of level of competition on an exposure day one ever. I think that means that there are many firms that believe there's merit to the asset class and pent up demand. So I think it's a quite an important opportunity over the going forward period. It's taken a long time to get here.

CARL QUINTANILLA, CNBC: Yes. Can you help viewers understand or what should they be thinking when they see some of these intraday charts with some red arrows?

JONATHAN STEINBERG, WISDOMTREE: When you think about crypto as an asset class, particularly Bitcoin, it's got more than 15 years of history. It's 1, 3, 5, 10, 15 year track record, actually is superior to virtually every other asset class. I think for many investors, a small allocation, 1 to 3%, might be a very sensible decision to make. It's quite an active decision to say you will not allocate at all for the asset class.

SARA EISEN, CNBC: Can you talk to us a little bit about the plumbing here, how it works when you're buying Bitcoin and whether there are any concerns about supply of Bitcoin which is pretty limited?

JONATHAN STEINBERG, WISDOMTREE: No, there isn’t concerns. I mean, these are – one, underlying there's a trillion dollars of Bitcoin. What's interesting about Bitcoin, though, it does have a limited supply, which is what makes it of interest to many investors, particularly outside the United States, where either you have a very high inflation in your local country or a very weak banking system. So and then when you contrast Bitcoin with the fiat currencies, it's very attractive that it is a limited supply, but the mechanics here are going to be very similar to gold. For investors, this is actually what ETFs are made for – to take difficult complex things and make it simple and compliant to trade. This will mainstream the asset class.

SARA EISEN, CNBC: Except for the SEC chair even with this nod of approval, who calls Bitcoin primarily a speculative volatile asset that is used for illicit activity including ransomware money laundering, sanction, evasion and terrorist financing. Why should people own it? Why should people invest in these ETFs?

JONATHAN STEINBERG, WISDOMTREE: If they want the exposure to an asset that has, for the last 15 years, outperformed everything, including private equity. Gensler is an outlier of the global regulators. Yes, Bitcoin has been used for illicit activities, but quite frankly, the number one asset used in illicit activities is the US dollar. I think that this is an alternative. I wouldn't villainize, I wouldn’t romanticize it, but it has generated enough of a following.

I believe it's fair to say that Bitcoin is an alternative currency in a world where currencies are, you know, with the unlimited supply of yen and Euro dollar being created, it does offer an interesting alternative. Plus, it's connected to the mobile phone and it is really the preferred way to deal with things in much of the world. This will allow a less technology sophisticated investor to buy bitcoin in a way that they're very comfortable with, just like any other ETF or ETP.

CARL QUINTANILLA, CNBC: We're seeing some pretty crazy, crazy, aggressive, long term price targets now being sent for the underlying coin as a result of this historic decision. Do you look at bounce with any caution? How much stock do you put into sort of those long term base or bull cases?

JONATHAN STEINBERG, WISDOMTREE: I think you have to be very careful. It's a tremendous amount of hype. People are speaking in such explosive terms. I think you do want to take that with some caution, but again, a 1 or 2 or 3% allocation may make sense just in case those predictions are accurate. But the last 15 years have shown it's a worthy asset class.

Schwab Network

Jarrett Lilien On The Launch Of WisdomTree Bitcoin Fund (BTCW)

1.12.24

TOM WHITE, SCHWAB NETWORK: Give me your break down the excitement. It has been out there for a while.

JARRETT LILIEN, WISDOMTREE: Yeah, it's very exciting and a long time coming. And I guess it was worth the wait. But you know, this is the way you do it. Something new like this, it's got to go through the right reviews from the regulators and so on. You have to make sure the structure is right. And here we are. So a lot of work and an exciting beginning.

TOM WHITE, SCHWAB NETWORK: Ticker symbol BTCW is this, now does this ETF approval, and I know it took longer probably than then a lot of you guys have wanted, but does this kind of give you guys legitimacy as far as this as an asset class or a product that you're offering due to this approval from the SEC?

JARRETT LILIEN, WISDOMTREE: Well, you know, it's certainly become an asset class. And something that people are very interested in and, you know, WisdomTree, we view our business as providing the best structured, transparent, you know, access to various asset classes. So this is just consistent with what we do. It's really about making sometimes things that are hard to access, hard to trade, making them more easy to access and easier to trade. So this is really our business model, then this is something that a lot of people have interest in and so this is a great opportunity to be able to satisfy that demand.

TOM WHITE, SCHWAB NETWORK: Yeah, it creates that diversity basically as far as asset classes and diversification here at that point, but now you guys aren't – this isn't your first rodeo as far as crypto assets, in managing that. You guys had the first Bitcoin ETP in Europe in 2019. So you guys are familiar in this space, right?

JARRETT LILIEN, WISDOMTREE: Yeah. And that's something you know, in Europe, we also did the same thing – worked the regulators to make sure that everything behind the scenes worked really well. We've got eight crypto products in Europe with about 500 million of assets in those products. So you know, we do have experience in this. We've got a deep library of research and education materials. So yeah, it's not our first rodeo and just happy now that we're able to also do this in the US.

TOM WHITE, SCHWAB NETWORK: Give me a little bit of insight on your WisdomTree Prime app. So you guys have other, you know, Blockchain enabled financial products that you guys offer, correct?

JARRETT LILIEN, WISDOMTREE: Yeah, and that's important. I think you know, the thing on a Bitcoin ETF all of us, any of us could have bought Bitcoin before. We just would have had to have gone to, and an opened a wallet, and gone to a crypto exchange, and done the trading and figured out our own custody, whether we were going to have someone do it for us or hold it ourselves.

So it's all been available and really the the ETF is just sort of an access case. It's about giving those of us that don't want to go that extra mile to set up all those new kinds of accounts, and now you can own it in your regular brokerage account or through your advisor. But we have another initiative because ultimately we think there's even a greater access case, there's a greater use case and that actually is blockchain enabled finance.

So you referenced WisdomTree Prime, that is our own wallet that we have launched. Now it lives in over 33 states and we hope to soon cover the whole country. But there you get extra benefit. Because in that wallet, you can hold things like Bitcoin and Ether, but you can hold digital gold, digital dollars, and we also have 13 SEC approved digital funds. And this really seems to be the future. You know, WisdomTree, many people view us as an ETF provider, we don't view ourselves that way. We're in the business of providing the best structured, transparent exposures in the marketplace. We think ETFs are that today. We think tomorrow's best structure is the digital wrapper. And so WisdomTree prime to us is really the next frontier and is really part of all of this. Very exciting. You know, a lot of change is coming in financial services, as it always does. and we're happy to be on the forefront of those changes.

TOM WHITE, SCHWAB NETWORK: All right, great. rundown here BTCW is a ticker symbol. Congratulations, Jarrett, have a great weekend.

JARRETT LILIEN, WISDOMTREE: All right, thank you. You too.

TOM WHITE, SCHWAB NETWORK: Alright there's Jarrett Lilien, President and Chief Operating Officer at WisdomTree.

Seeking Alpha

A small allocation in Bitcoin makes sense now - WisdomTree

Monica L. Correa, 1.11.24

The approval of several exchange traded funds by the U.S. Securities and Exchange Commission was an important milestone for the asset class and will increase pent-up demand for it, said Jonathan Steinberg, WisdomTree CEO.

WisdomTree Bitcoin Trust (BTCW) is among the ETFs that were approved on Wednesday. Others include Grayscale Bitcoin Trust (OTC:GBTC), iShares Bitcoin Trust (IBIT), Valkyrie Bitcoin Fund (BRRR), Ark 21Shares Bitcoin Trust (ARKB), Invesco Galaxy Bitcoin ETF (BTCO), VanEck Bitcoin Trust (HODL), WisdomTree Bitcoin Trust (BTCW), Fidelity Wise Origin Bitcoin Trust (FBTC), Bitwise Bitcoin ETF (BITB), and Franklin Bitcoin ETF (EZBC).

“You haven’t seen this level of competition on exposure on day one ever,” said Steinberg. “This means that there are firms that believe there is merit to the asset class.”

Grayscale Bitcoin Trust (OTC:GBTC) is so far the second largest spot commodity ETF in the world with $28B of assets under management.

Bitcoin (BTC-USD) is up 161.28% from a year ago, 53.06% from the last six months, and 6.77% just in the last five days. With a supply of 19,595,962.0, and a market cap of $917.45B.

A 1% to 3% allocation to the coin “might be a very sensible decision to make,” said Steinberg, amid speculation that it might rally strongly through the end of the decade.

Cathie Wood, CEO of Ark Invest, forecasted Bitcoin to reach $1.5M by 2030.

“I think you have to be very careful,” said Steinberg. “It's a tremendous amount of hype. Some people are speaking in such explosive terms. I think you do want to take that with some caution.”

He added that the limited supply nature of the coin makes it more attractive to investors, “particularly outside of the U.S., where you have very high inflation or very weak banking systems.”

“When you contrast Bitcoin with the fees on currencies, it's very attractive,” he concluded. “But the mechanics here are going to be very similar to gold.”

The Wall Street Journal

Look Out For Wide Spreads on Some Bitcoin ETFs

Alexander Osipovich, 1.12.24

Some of the bitcoin ETFs that debuted Thursday are showing wide bid-ask spreads, a sign that they may be struggling to attract interest from investors and professional traders.

The bid-ask spread is the difference between the highest price that buyers on stock exchanges are willing to pay for shares (the bid) and the lowest price at which sellers are willing to sell (the ask).

Investors generally benefit from such spreads being narrow. The wider the spread, the more it costs to transact in a stock or ETF.

The spread for the WisdomTree Bitcoin Fund was 58 cents at 1 p.m. ET today, after earlier being wider than 75 cents. By comparison, BlackRock's iShares Bitcoin Trust had a two-cent spread.

Spreads can vary over the course of a day, and they could stabilize after the new bitcoin ETFs get more established.

"The bid-ask spread on BTCW continues to fluctuate throughout the day alongside other such products launched today, as expected during a historic trading day and one of significant market movements," WisdomTree said in a statement, adding that it was focused on "cultivating long-term organic demand."

VettaFi/ETF Trends

WisdomTree’s Steinberg, Bitwise’s Hougan Talk Spot Bitcoin ETFs

Nick Peters-Golen, 1.12.24

Friday’s VettaFi Crypto Symposium had much to discuss, with the launch of 11 different spot bitcoin ETFs this week. The news has focused markets’ attention once more on the many uses and potential of crypto investing, with the ETF wrapper potentially increasing access to the flagship cryptocurrency to more investors than ever before.

Kicking off the symposium, WisdomTree Investments CEO Jonathan Steinberg and Bitwise Asset Management CIO Matt Hougan gave an overview of how investors may want to interpret the news. The segment, titled “The Crypto Revolution: Understanding Crypto’s New Place in the Market,” saw VettaFi Vice Chairman Tom Lydon moderate a conversation between the two. Per Hougan, the starting point to understand the news focuses squarely on access.

“It means that financial advisors can now access bitcoin in the package that they have always wanted to, in an ETF,” he said. “An ETF lowers costs, provides peace of mind, and fits in the systems that advisors use to allocate on behalf of clients.”

For Steinberg, the news now puts the onus on advisors to study up and familiarize themselves with crypto and bitcoin. With access so much easier via the new spot bitcoin ETFs, advisors have to actively avoid it rather than point to the hurdles required to invest.

“From my perspective, it becomes for an advisor a very active decision to not include crypto, or bitcoin, in your portfolio at all,” he said. “So sort of a 1%-3% allocation, I would think, would become quite common, particularly because of the performance of the asset class.”

“It’s absolutely a game-changer,” Steinberg added. “Listen, ETFs have conquered every liquid asset class that they’ve touched. And I expect that this will be the case as well.”

Spot Bitcoin ETFs Arrive on the Scene

Both WisdomTree Investments and Bitwise Asset Management saw their own spot bitcoin ETFs receive approval this week as part of that group of 11 ETFs. The Bitwise Bitcoin ETF (BITB) launched with a 20 basis point (bps) fee set to zero for the first six months. WisdomTree, meanwhile, also launched an ETF, the WisdomTree Bitcoin Fund (BTCW). BTCW will charge 30 bps and will waive its fee for six months for the first $1 billion in assets.

Looking forward, Steinberg shared that WisdomTree hopes to launch its WisdomTree Prime wallet nationally in the U.S. later this quarter. That represents the next step in the firm’s efforts to embrace the blockchain’s potential.

“There is certainly, from my purview, tremendous acceptance from the CEOs of all regulated financial services that blockchain infrastructure is the future of financial services,” he said.

Steinberg also foresees approval for ETFs tied to ether, another cryptocurrency, but for further crypto strategies, he also foresees continued slow processes from the SEC and regulators. Touting WisdomTree’s experience with crypto research work through its European products, he emphasized BTCW’s combination of strong research support and a strong starting price.

For further discussion of the big spot bitcoin ETFs news, check out VettaFi’s upcoming ETF Exchange conference.

Yahoo! Finance Live

Bitcoin ETFs first US trading day: How it holds up to Europe

1.11.24

RACHELLE AKUFFO, YAHOO FINANCE: Spot Bitcoin ETFs began trading this morning after the SEC greenlit 11 of them, including Blackrock Invesco and our next guest WisdomTree under the ticker BTCW. Now the landmark approval paves the way for investors to gain exposure to Bitcoin as a way to diversify their portfolio. Let's bring in Christopher Gannatti, WisdomTree Global Head of Research to discuss this more. Thank you for joining me this morning. And of course, a long time coming waiting for the spot Bitcoin ETFs. I want to first get your reaction given that this was something that was 10 years in the making, now that it's finally here.

CHRISTOPHER GANNATTI, WISDOMTREE: Absolutely. Thank you for having us today. At WisdomTree, we've been working towards this and managing globally cryptocurrency and Bitcoin assets going all the way back to 2019. So we've been very active within the space and been seeking to innovate. We watched a couple of years ago the futures based strategy and recognize that there's just a difficulty in generating the exposure that way so to be able to offer to clients the spot price exposure, which is what happened in these couple of days here. It's extremely exciting because it is a better structure. And really, that's what we're focused on here at WisdomTree.

RACHELLE AKUFFO, YAHOO FINANCE: So because obviously you had a wave of them approved all at once, how does WisdomTree differentiate itself from the rest of them that all launched at the same time.

CHRISTOPHER GANNATTI, WISDOMTREE: That is the quintessential question. And so the fact that we have a large team, we're focused on this for years leading up to this moment, that that is certainly a factor it's going to lead to better research materials, ability to bring more value to certain clients and relationships. But, you're absolutely right to note at the end of the day, everyone is providing exposure. It's the same underlying spot oriented Bitcoin ETFs, many of the providers also waiving the fees to zero, at least initially, for various points of time and amount. So it's going to be among the most competitive dynamics that we believe we have seen at WisdomTree in the ETF industry.

RACHELLE AKUFFO, YAHOO FINANCE: And this is something that you've already seen in Europe with your Bitcoin ETPs over there, talk about how that compares to the market that you see in the US.

CHRISTOPHER GANNATTI, WISDOMTREE: So it's fascinating to think about the fact that different regimes, different places around the world, regulatorily speaking, have had a different timeline to allow the use cases and ultimately exposures to spot digital assets. At the end of the day, when you look at the European study, a lot of those regulators and exchanges were earlier on the timeline. So a bit ahead of the game. It's fascinating to consider that in ETFs, broadly, the US is ahead of and larger than Europe and basically every other asset class with obviously the exception now of bitcoin and cryptocurrency. So, Europe has had basically a four year head start, but we're already seeing massive trading volumes today within this ecosystem that has been created with these 11 different strategies. So we’ll see at that at the end of the day, I think in a couple of days, with the futures based strategy, there was more than a billion in AUM a couple of years back and so at the end of the day, we'll have to see how these a couple of trading days compared to that and where we are compared to European AUM within the first couple of weeks.

RACHELLE AKUFFO, YAHOO FINANCE: I'll be curious to see some of the inflows. Obviously you have a lot of institutional investors at the head of this retail investors when you think of how Bitcoin started and now you see some of these huge asset managers really taking the lead here to get this spot Bitcoin ETF through. What does that mean in terms of bitcoins movements here going forward?

CHRISTOPHER GANNATTI, WISDOMTREE: So we view positively at WisdomTree, anything that gets more participants into the Bitcoin ecosystem as price positive because essentially, you think of the fact that there's a very very defined algorithmically driven supply of Bitcoin. And we have the halving event the having events they happen every four years, roughly speaking, they're expected to happen in a couple of months here where the block reward for the miners goes down by half again, it'll be the fourth such event and historically, that means there's less Bitcoin supply coming into the market, you have a potential source of demand here from a different range of investors. So you combine these elements together, and it's possible like other commodities and currencies, if the supply is outpaced by the demand, you kind of have a very positive price dynamic and that's what we ultimately expect. We just don't know the timeframe in the sense that you know, was there some anticipation of this approval baked in? Do you see a little buy the rumor and sell the news for a couple of days here? We'll have to see how the short term essentially gets moderated into the medium and long term, which we think can be quite positive.

RACHELLE AKUFFO, YAHOO FINANCE: And I did think it was interesting that SEC Chief Gary Gensler was one who gave that deciding vote to press ahead with these bought Bitcoin ETFs. But then as people are looking ahead, and so what's next, what could be the next crypto assets to perhaps get this sort of treatment? What would you tell them because as you look at Aetherium and Ether, it's a very different ballgame when it comes to Bitcoin. Do you have any plans then going forward to perhaps include other crypto assets?

CHRISTOPHER GANNATTI, WISDOMTREE: So at WisdomTree, we're certainly looking across the board. We have our WisdomTree Prime ecosystem, which is meant to really tokenize a whole suite of financial assets and allow direct spendability to the user such that if people want to hold their money in different investable assets via treasuries, gold, Bitcoin, what have you, and directly go out and buy a coffee based on those underlyings, that's something we're bringing to the market. So we're extremely focused on the entire digital assets ecosystem and tokenized finance and we are aiming to be first or close to first in any of those next developments as they occur.

RACHELLE AKUFFO, YAHOO FINANCE: Well, congratulations, of course, to this new development here. Thank you for taking the time to join us this morning. Christopher Gannatti, WisdomTree Global Head of Research, thank you so much.

CHRISTOPHER GANNATTI, WISDOMTREE: Thank you.

RACHELLE AKUFFO, YAHOO FINANCE: You're very welcome.

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The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.